Acorn HoldCo, Inc.

901 Explorer Boulevard

Huntsville, Alabama 35806

VIA EDGAR

October 18, 2021

Attention:     Jeff Gordon

Kevin Stertzel

Sergio Chinos

Jay Ingram

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Re:	Acorn HoldCo, Inc.
Registration	Statement on Form S-4
Filed	September 1, 2021
File No.	333-259251

Ladies and Gentlemen:

Set forth below are the responses of Acorn HoldCo, Inc. (the “Company” or “Acorn”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 28, 2021, with respect to the Company’s Registration Statement on Form S-4, File No. 333-259251, filed with the Commission on September 1, 2021 (the “Preliminary Registration Statement”).

In addition, concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Preliminary Registration Statement (“Amendment No. 1”) in response to the Staff’s comments.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions in the responses below correspond to Amendment No. 1, and capitalized terms used but not otherwise defined in the responses below have the meanings given to them in Amendment No. 1.

Registration Statement on Form S-4 filed September 1, 2021

General

1.	Please provide an opinion of counsel regarding the tax consequences of the transaction. Refer to Staff Legal Bulletin 19.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises that it will provide an opinion regarding the tax consequences of the transaction in a future amendment to the Preliminary Registration Statement.

Cover Page

2.

Please revise your cover page to prominently disclose the number of common stock shares you anticipate issuing at every phase of the business combination. In addition, please quantify the value of the shares to be issued in the exchange offer.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on the cover of the proxy statement/prospectus.

Questions and Answers, page 1

3.

Please add a question and answer that addresses both the positive and negative factors that the boards considered when determining to enter into the business combination agreement and its rationale for approving the transaction.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on pages 1 through 4 of Amendment No. 1.

4.

Please provide a question and answer that highlights the interests of ADTRAN’s and ADVA’s directors, board members, and executive officers in the business combination. In that regard, we note your disclosure on page 16, and elsewhere. In addition, please clarify how the boards considered those conflicts in negotiating and recommending the business combination.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 4 of Amendment No. 1.

5.	Please expand your discussion to describe the differences in equityholder rights before and after the business combination.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on pages 6 through 7 of Amendment No. 1.

Potential Interests, page 68

6.	Please disclose the fees payable to BofA Securities and Jefferies that are contingent upon consummation of the business combination.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 73 of Amendment No. 1.

Proposal No. 2: The Compensation Proposal, page 74

7.

Please revise your disclosure to discuss the potential payments to ADTRAN’s named executive officers in connection with the business combination. In that regard, we note your disclosure provided beginning on page 114.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on pages 120 through 121 of Amendment No. 1.

Certain Unaudited Prospective Financial Information, page 90

8.

We note your disclosure that the financial projections reflect numerous estimates and assumptions with respect to ADTRAN’s and ADVA’s business at the time projections were prepared. Please revise to describe such estimates, matters and assumptions with greater specificity and quantify where practicable. Please disclose any other information to facilitate investor understanding of the basis for and limitations of these projections.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on pages 96 through 97 of Amendment No. 1.

9.

We note your disclosure on page 94 stating that neither ADTRAN nor the combined company “undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.” Please revise your disclosure to clarify that you will update this information to the extent required by law.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 100 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of ADTRAN Results of Operations, page 232

10.

You disclose on pages 233 and 234 that your revenue and operating income in some international markets can be negatively impacted by a strengthening U.S. dollar. Please disclose for each period presented the impact that foreign currency translations had on your results of operations, including separate presentation of the impact on your revenues and expenses.

RESPONSE:

In response to the Staff’s comment, the Company separately reviewed the quantitative impact of foreign currency fluctuations on ADTRAN’s revenue and expenses. ADTRAN determined for the year ended December 31, 2020 and the six months ended June 30, 2021, foreign currency fluctuations did not materially impact ADTRAN’s results of operations. Accordingly, the Company has provided additional disclosures within Management’s Discussion and Analysis stating such findings.

In acknowledgment of the Staff’s comment, should future foreign currency fluctuations materially impact ADTRAN’s results of operations, the Company will provide, in the future filings covering such periods, additional disclosures within Management’s Discussion and Analysis that separately quantify the impact that foreign currency fluctuations had on ADTRAN’s revenue and expenses.

Liquidity, page 241

11.	Please clarify your statement on page 242 that ADTRAN’s working capital is defined as current liabilities.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises that working capital is defined as current assets less current liabilities, but, in response to other of the Staff’s comments, the relevant section has been revised so as to remove the disclosure in question.

12.

We note your discussion of working capital on page 242. Please enhance your liquidity section to also discuss the changes in your operating cash flows as depicted in your statement of cash flows. Your revised discussions should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised its disclosure to discuss the changes in its operating cash flows as depicted in ADTRAN’s statement of cash flows.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of ADVA, page 258

13.

Please identify and disclose all of your critical accounting policies and estimates that are critical to your consolidated financial statements. The disclosure should include a discussion of the material assumptions you made in arriving at the critical estimate and to also advise an investor of the financial statement impact if actual results differ from the estimate made by management. Your discussion should address the following areas:

•	Types of assumptions underlying the most significant and subjective estimates;

•	Sensitivity of those estimates to deviations of actual results from management’s assumptions; and

•	Circumstances that have resulted in revised assumptions in the past.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully notes that as ADVA is a foreign private issuer, in accordance with General Instruction F to Form S-4, it has elected to present information about ADVA pursuant to Form F-4 and in this case specifically it has followed the requirements of Item 17(b)(4)(i) of Form F-4 which in turn imports the requirements of Item 5 of Form 20-F and provides in Item 5.E. that only states that critical accounting estimates are required by a registrant that does not present its financial statements in accordance with IFRS as issued by the IASB. As ADVA does present its financial statements in accordance with IFRS as issued by the IASB, the Company respectfully submits that this disclosure is not required.

Nevertheless, the Company has revised the disclosure on page 282 to include a brief discussion of the role that significant accounting judgments, estimates and assumptions generally play in the preparation of the financial statements as well as a cross-reference to Notes 4 and 5 “Significant accounting judgments, estimates and assumptions” of ADVA’s unaudited and audited consolidated financial statements, respectively.

Consolidated Results of Operations, page 261

14.

You disclose on pages 259 that foreign exchange fluctuations can have a significant impact on your EBIT and net income. Please disclose for each period presented the impact that foreign currency translations had on your results of operations, including separate presentation of the impact on your revenues and expenses.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure under the sub-headings “Revenues,” “Gross Profit” and “Operating Income” for each period presented on pages 269 through 274 to disclose the impact of the foreign exchange fluctuations.

Liquidity and Capital Resources, page 267

15.

Please revise to provide a more robust discussion of changes in operating, investing and financing cash flows for each of the periods presented. Your revised discussions should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure under the sub-headings “Operating Cash Flow,” “Investing Cash Flow” and “Financing Cash Flow” for each period presented on pages 276 through 277.

16.

Your disclosure of investing cash flows on page 268 states €60.5 million and €48.2 million for the years ended December 31, 2019 and December 31, 2018, respectively, were related to investments in intangible assets, €43.6 million and €34.2 million for the years ended December 31, 2019 and December 31, 2018, respectively, were related to property, plant and equipment, and €16.9 million and €14.0 million for the years ended December 31, 2019 and December 31, 2018, respectively were related to financial assets. Please help us understand how these amounts agree to your cash flows statements, or revise your disclosure accordingly.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 277.

Financial Statements of ADTRAN, Inc.

Note 20—Restructuring, page F-78

17.

Please tell us what consideration you gave to disclosing the total amount of restructuring expenses expected to be incurred, the amount incurred for each period presented as well as the cumulative amount of restructuring expenses incurred to date for each reportable segment as required by ASC 420-10-50-1(d).

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully notes that the Company determined that the disclosure in accordance with ASC 420-10-50-1(d) was not material.

The Company’s restructuring actions are driven by business realignments and expense reduction initiatives established on a company-wide basis. Expense reduction targets (primarily headcount-related) and resulting restructuring costs are established by functional cost area (e.g. cost of revenue, research and development, and selling, general and administrative) and not by reportable segment. Additionally, the Company notes that the Company’s segment measure of profitability is gross profit as discussed in Note 16—Segment Information and Major Customers. This note discloses the following “the performance of each segment is evaluated based on gross profit; therefore, selling, general and administrative expenses, research and development expenses, interest and dividend income, interest expense, net investment gain (loss), other income (expense) and income tax (expense) benefit are reported on a Company wide basis only.” Restructuring costs allocated to research and development and selling, general and administrative expenses cannot be disaggregated by reportable segment and are not separately reported to the Company’s chief operating decision maker.

As a result, the Company concluded that the relevant amount subject to potential disclosure under ASC 420-10-50-1(d) was limited to the amount of restructuring costs recorded to each segment’s cost of revenues as that line item does impact the segments’ measure of profitability. However, given the dollar amounts relative to the segments’ gross margins presented in Note 16, the company determined that disclosure of the disaggregation of this amount between each segment was not a material disclosure to the financial statements taken as a whole.    The Company will evaluate the materiality of future restructuring actions and if material will disclose restructuring costs recorded in cost of revenue by segment in future filings covering such periods.

Schedule II, page F-80

18.

We note that you establish reserves for estimated excess and obsolete inventory equal to the difference between the cost of the inventory and the estimated net realizable value of the inventory. Amounts recorded in separate accounts to recognize excess and obsolete inventory are not considered reserves for the purpose of this schedule because those amounts in substance represent normal adjustments of inventory rather than true “reserves.” Similarly, warranty reserves are estimates of accrued liabilities and thus need not be included. As such, please revise in order to remove the inventory reserve line item and the warranty liability line item from the schedule.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and will revise the Company’s Schedule II in future annual reports to remove the information relating to the inventory reserve and warranty liability. The Company evaluated the Staff’s comment in light of the previously issued Schedule II included in the registration statement and determined that the inclusion of this information, however, did not result in a material misstatement. As such, the Company respectfully notes that it will revise the schedule in future annual reports.

Financial Statements of ADVA Optical Networking SE, page F-81

19.	Please include the name of the company in the header to your annual and interim financial statements.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages F-82 – F-88 and F-109 – F-116.

Consolidated Income Statements, page F-111

20.

You disclose on page F-151 that revenues included EUR 81 million, EUR 76 million and EUR 64 million for services for the three years ended December 31, 2020, respectively. As such, please tell us what consideration you gave to presenting service revenues and costs of service revenues separately on the face of your income statements for each period presented in accordance with Rule 5-03 of Regulation S-X.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully notes that it does not believe that the disclosure requirements of Article 5 of Regulation S-X apply. As a foreign private issuer that presents its financial statements in accordance with IFRS as issued by the IASB, ADVA is relying on the guidance of the Staff in Section 6320.6 of the Division of Corporation Finance Financial Reporting Manual which provides, in relevant part, that such issuers “must comply with IASB requirements for form and content within the financial statements, rather than with the specific presentation and disclosure provisions in Articles 4, 5, 6, 7, 9, and 10 of Regulation S-X.”

(22) Revenues, page F-151

21.

Please tell us what consideration you gave to disclosing the amount of revenues from external customers for each product and service or each group of similar products and services in accordance with paragraph 8 of IFRS 32. In this regard, we note your disclosure on pages 246 through 249 that your (1) optical transmission technology and products represented 71% of your total sales revenue for the year ended December 31, 2020; (2) programmable cloud access solutions represented 23% of your total sales revenue for the year ended December 31, 2020; and (3) network synchronization products represented 6% of your total sales revenue for the year ended December 31, 2020.

RESPONSE:

The Company acknowledges the Staff’s comment, which it respectfully assumes was intended to reference paragraph 32 of IFRS 8. Upon preparation of ADVA’s financial statements, paragraph 32 of IFRS 8 was considered. However, ADVA does not currently have a set of systems, processes or controls in place to measure the revenue contribution of each of its products and services and the costs of providing this information would be excessive. Therefore, the revenues from external customers for each product and service were not reported in ADVA’s financial statements. In light of the Staff’s comment, the Company notes that the figures for each product and service previously disclosed in the Section “Business and Certain Information about ADVA” were based on a number of estimates and assumptions and that the information was not precisely developed, as ADVA does not currently have a formal process or controls to calculate the figures and as previously noted, the costs to do so would be excessive. Due to the assumptions and imprecision of the figures, the Company has decided to revise the disclosure to remove the references to precise percentages on pages 255 and 257.

*****

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Tim Cruickshank of Kirkland & Ellis LLP at (212) 446-4794.

Sincerely,

ACORN HOLDCO, INC.

By:	/s/ Michael Foliano
Name: Michael Foliano
Title: Chief Financial Officer

cc:	Thomas Stanton

(ADTRAN, Inc.)

Brian Protiva

(ADVA Optical Networking SE)

Tim Cruickshank

Sarkis Jebejian

Carlo Zenkner

(Kirkland & Ellis LLP)

Richard Aftanas

Tiffany Posil

(Hogan Lovells US LLP)